Exhibit 99.1

Volvo: Renault Trucks Signs Letter of Intent Covering Engine Production in Russia

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 8, 2006--AB Volvo's subsidiary Renault Trucks has signed a letter of intent with the Russian automotive group RusPromAuto concerning engine manufacturing. Under the terms of this agreement the RusPromAuto Group would be able to manufacture Renault Trucks dCi type of engines under license in
Russia.

RusPromAuto is a Russian automotive group whose operations comprise production of trucks, buses, construction equipment and passenger cars and the intention is to use Renault Trucks' dCi engines in the group's various vehicles. The draft agreement also makes provision for RusPromAuto to acquire some of the equipment used for manufacturing of the engines. Furthermore, Renault Trucks will place its tooling at RusPromAuto's disposal and provide it with the technical assistance and training required. The engines will be produced in Russia by Auto Diesel, a subsidiary within RusPromAuto's Engine Division. A final agreement is expected to be reached in spring 2006.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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